

June 20, 2011

<u>Via Facsimile and U.S. Mail</u>
Li-Fu Chen
18/F, 20th Building, 487 Tianlin Road
Shanghai 20023, People's Republic of China

> **Re:** **Acorn International, Inc.**
> **Schedule 14D-9**
> **Filed June 17, 2011**
> **File No. 05-83555**

Dear Mr. Chen:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Offer and Reasons for Recommendation, page 13

1. We note your references to presentations made by your financial advisor and the consideration given to the opinion provided to the Board by Houlihan Lokey. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether you have considered summarizing your discussions with Houlihan Lokey in greater detail and attaching any written analyses or presentation materials used in issuing their opinion to the Board.

Reasons for the Recommendation, page 15

2. You disclose that Acorn's current and future plans "*will* bring additional value to Acorn and its shareholders…" and management's belief that Acorn is "poised to realize significant benefits from these plans…" Please set forth the basis for the assertions being

made. Further, please balance your disclosure to acknowledge that there is no assurance that the forecasted goals will be achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):	Douglas Freeman, Esq.
	O'Melveny & Meyers LLP (Hong Kong)